Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

January 6, 2019
VIA EMAIL AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Penn Virginia Corporation (the “Company”)
PRRN14A filed on January 17, 2019
Filed by Mangrove Partners Master Fund Ltd. et al
File No. 1-13283
Dear Ms. Chalk:

We acknowledge receipt of the letter of comment dated February 5, 2019 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Mangrove Partners Master Fund Ltd. and the other participants named in the Proxy Statement (collectively, “Mangrove”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement filed on January 17, 2019
General
1.	Clarify whether the percentage of Penn Virginia shares you present as being owned by the participants in this solicitation includes the “Swaps,” as defined in the Schedule
13D/A filed November 28, 2018 by the participants. If yes, clarify by revising the disclosure in the proxy statement.

Mangrove gratefully acknowledges the Staff’s comment.  Mangrove wishes to alert the Staff that the number disclosed represents a long position exclusive of any derivative interest, and accordingly proposes that no change be made.

Background to the Solicitation, page 7

2.	In the second bullet point in this section, briefly clarify what you mean by “highly economic well results.”
Mangrove acknowledges the Staff’s comment, and notes that it refers to a historic quote of a previous statement by Mangrove and not a new statement being presented in the Proxy Statement.  By way of supplemental support, Mangrove is pleased to refer the Staff to Annex A, Item 1 attached hereto, which is slide number 6 from the Company’s own September 4, 2018 presentation, with a headline characterizing “Attractive Returns”.  Additionally, Mangrove is in possession of a proprietary analysis (which it is not permitted to make pubic) from an established energy research firm (which it is not permitted to identify) that analyzes well results for over 80 different entities.  Of those, the Company’s well results rank first of all the entities analyzed.  Mangrove respectfully submits that it had reasonable, justified bases for making the statement in question at the time made, and because of the historic nature of the quote, than no supplemental disclosure be made in the Proxy Statement.
3.
Projections of future performance or value may be misleading without an appropriate basis or explanation. See Exchange Act Rule 14a-9. Cite to the source of the figures presented in that bullet point, including the “guidance for 40%-60% production growth in 2019.” Revise the proxy statement to explain the basis for these figures, including the underlying assumptions. To the extent that these projections were provided by a third party such as the Company, cite to the source of those figures.

Mangrove acknowledges the Staff’s comment, and notes that it refers to a historic quote of a previous statement by Mangrove and not a new statement being presented in the Proxy Statement.  By way of supplemental support, Mangrove is pleased to refer the Staff to Annex A, Item 2 attached hereto, which is slide number 3 from the Company’s own September 4, 2018 presentation.  The final bullet point of this slide contains the Company’s guidance for 40%-60% production growth in 2019, and that was the basis of Mangrove’s relevant quote.  Mangrove respectfully submits that it had reasonable, justified bases for making the statement in question at the time made, and because of the historic nature of the quote, that no supplemental disclosure be made in the Proxy Statement.
4. Refer again to the second bullet point in this section. Provide more specifics about what you term the “Company’s strong operational performance.” Revise to provide dates and specific measurements (earnings, production, etc.) for which you believe the Company has shown strong results.
Mangrove acknowledges the Staff’s comment, and notes that it refers to a historic quote of a previous statement by Mangrove and not a new statement being presented in the Proxy Statement.  By way of supplemental support, Mangrove is pleased to refer the Staff once again to Annex A, Item 2 attached hereto, which is slide number 3 from the Company’s own September 4, 2018 presentation with a headline characterizing “Strong Operational and Financial Performance”.  Moreover, in that slide the Company highlights:

•	Strong production growth
•	Record low lifting and operating costs
•	Increased adjusted EBITDAX and improved margins.
By way of additional supplemental support, Mangrove is pleased to refer the Staff to Annex A, Items 3 and 4 attached hereto, comprising slides from the November 13-15, 2018 joint Denbury & Penn Virginia Presentation, showing additional indications of the Company’s strong operational performance.
Mangrove agrees that the Company had shown strong operational performance and believed that the Company’s various justifications for this claim were reasonable. Mangrove respectfully submits that, based on the Company’s disclosure, it had reasonable, justified bases for making the statement in question at the time made, and because of the historic nature of the quote, than no supplemental disclosure be made in the Proxy Statement.
Reasons for the Solicitation, page 9

5. Provide a source for the figures presented in paragraph 3 on page 9 (the 17.24% yield to worst on Denbury’s 5.500% Senior Notes due 2022) and briefly explain the methodology for this calculation. If it was measured as of a specific date, please provide that date in the revised proxy statement.

Mangrove acknowledges the Staff’s comment.  By way of supplemental support, Mangrove is pleased to refer the Staff to Annex A, Item 5 attached hereto.   Included therein are various screen shots of Bloomberg data and charts, as of the dates indicated therein, together with some highlighted yield information derived therefrom that Mangrove seeks to bring to the Staff’s attention.

In view of this data, and the Staff’s comment, Mangrove has revised the Proxy Statement to include the requested clarifications. Please see PDF page 9 of the Proxy Statement.

We respectfully request expedited review and approval of these changes, as we do not know the Company’s timing and wish to prevent an unfair situation where the Company has an appreciable timing advantage on its mailing to shareholders.  If possible, to the extent that there are any additional Staff comments, we would like to respond to those by telephone so that our next proxy statement filing will be of our definitive proxy statement, and include such date, time and place information as the Company discloses in its proxy statement.

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

Cc: Rebecca L. Van Derlaske

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